70-09151


                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          AMENDMENT NO. 2
                            TO FORM U-1

              APPLICATION/DECLARATION WITH RESPECT TO
                  PROPOSED AMENDMENT OF A CREDIT
                FACILITY FOR NUCLEAR FUEL FINANCING
                               Under
          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

              THE CONNECTICUT LIGHT AND POWER COMPANY
                         107 Selden Street
                     Berlin, Connecticut 06037

              WESTERN MASSACHUSETTS ELECTRIC COMPANY
                         107 Selden Street
                     Berlin, Connecticut 06037
      (Name of companies filing this statement and address of
                    principal executive offices)

                         NORTHEAST UTILITIES
             (Name of top registered holding company)

                        Robert P. Wax, Esq.
           Vice President, Secretary and General Counsel
                Northeast Utilities Service Company
                           P.O. Box 270
                 Hartford, Connecticut 06141-0270
              (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                         Jeffrey C. Miller, Esq.
Assistant Treasurer                     Northeast Utilities Service Company
Northeast Utilities Service Company     P.O. Box 270
P.O. Box 270                            Hartford, Connecticut 06141-0270
Hartford, Connecticut 06141-0270

                       Paula Lacey Herman, Esq.
                         Day, Berry & Howard
                             CityPlace I
                   Hartford, Connecticut 06103-3499

                                                       70-09151

The Application/Declaration in File No. 70-09151 is hereby amended as follows:

1.   The following paragraph is amended in "ITEM 1.  DESCRIPTION OF

     PROPOSED TRANSACTION":

     8.   The Facility was scheduled to mature on February 19, 1998.  In light of the Lessees' inability to receive required regulatory approvals by February 19, 1998, the banks have waived the Event of Default under the Credit Agreement which would have occurred on that date if the Trustee did not pay in full the outstanding balance under the Credit Agreement.  Such waiver is effective through March 5, 1998.  The Applicants seek the Commission's approval for the Trust to pay additional fees and interest under the Facility so that it can be extended through July 31, 1998.

          The amount which the Applicants are presently seeking from the banks under the Facility will be up to $100,000,000.  This is an amount which is realistic in light of the Applicants' current financial and operational conditions including outages at the

          Millstone Nuclear Plants, but may have to be increased after the

          Millstone Units are placed back in operation up to an amount not exceeding the $230,000,000 presently authorized.  It is expected that a more permanent restructuring of the Facility may occur after the Millstone Units begin to return to service in 1998.  In the interest of greater financial flexibility, the Applicants seek the Commission's approval to effect future extensions for any intervals for up to two years through December 31, 2003 with the consent of the banks and with terms at least as favorable as those approved by the Commission herein with respect to interest rates.  The banks have also required as a condition to the extension of the Facility beyond February 19, 1998 that the

          Applicants agree to provide them and the holders of the Trust's

          Intermediate Term Notes with collateral (in addition to their collateral interest in the nuclear fuel being financed at the

          Millstone Units) in the form of first mortgage bonds

          (the "Bonds") by May 1, 1998.  Should this additional collateral not be provided by May 1, 1998, the Facility will terminate at that date.  The Applicants are not seeking the Commission's approval to issue the Bonds at this time, but will be submitting an Application/Declaration and/or request for disclaimer of jurisdiction with respect thereto in the near future.  The issuance by the Applicants of such Bonds requires the approval of the DPUC and the DTE, which approval will be sought in the near future.

2.   Clause (ii) of paragraph 9 in "ITEM 1.  DESCRIPTION OF PROPOSED

     TRANSACTION" is amended as follows to correct a typographical error:

     (ii) increase the maximum spread over the Fixed CD Rate from 0.625% to

1.75%"

3.   The following paragraph is amended in "ITEM 5.  PROCEDURE":

     16.  The Applicants request that the Commission issue its order in this matter forthwith and prior to the issuance of the DPUC's and

          DTE's orders referred to in Item 4, the effectiveness of such

          Commission order to be conditioned, however, upon the issuance of such other orders and their filing with the Commission as

          exhibits in this File pursuant to the requirements of

          Rule 24(c)(2). The Applicants represent that neither the DPUC nor the DTE has been asked to approve or has any jurisdiction over the acquisition of nuclear fuel by the Trust in the dockets which are referenced in this File.

4. The following exhibits are added to "ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS" and are filed herewith:

     A.1 Form of Third Amendment and Waiver to Credit Agreement dated as of February 19, 1998 with exhibits (draft of February 18,
               1998).  (Revised)

     F.        Form of opinion of Day, Berry & Howard.


SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned officer or attorney thereunto duly authorized.


Date: February 26, 1998



                    NORTHEAST UTILITIES
                    THE CONNECTICUT LIGHT AND POWER COMPANY
                    WESTERN MASSACHUSETTS ELECTRIC COMPANY

                    By:   /s/ Paula Lacey Herman
                          Paula Lacey Herman
                          Their Attorney